

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 8, 2016

Dodie Kent, Esq.
Sutherland Asbill & Brennan LLP
1114 Avenue of the Americas
New York, NY 10036

Re: Great American Life Insurance Company:
        Deferred Annuity Contract
        Initial Registration Statement filed on Form S-1
        File No. 333-207914

Dear Ms. Kent:

    The staff reviewed the initial registration statement listed above, which the Commission received on November 10, 2015. We have given the filing a full review. Based on our review, we have the following comments. Page references refer to the pages of the courtesy copy of the registration statement provided to the staff and item references refer to Form S-1.

1.   GENERAL

a. Please inform the staff whether there are any types of guarantees or support agreements with any third parties.

b. We find that the format of the document makes it difficult to read. Please revise for clarity. For example:

   i. Heading and sub-headings should be more easily distinguished (see comment 2.b. below).

   ii. The precise mechanics of a contract feature should be preceded by a brief narrative description that explains the feature of the contract generally.

2.   Table of Contents

a. Please confirm that the table of contents will appear on the inside front cover page or outside back cover page. Item 2 (Item 502(a) of Regulation S-K).

b. In the body of the prospectus, please set off the captions identified in the table of contents more clearly from the subcaptions/subsections that fall under them.

3.   **Special Terms (page 2)**

   a.   As a general matter, please provide clear definitions for all Special Terms rather than referring the reader back to a section of the Prospectus for a definition of the term, *e.g.*, Death Benefit and Income Benefit on page 2.

   b.   Please insert "you" in between "notify" and "30" in the definition of "Bailout."

   c.   In the last sentence of the definition for "Index Value" on page 3, please clarify what Market Close is used if the end of the Term does not fall on a Market Day.

   d.   Please revise the last paragraph of the definition for "Request in Good Order" for clarity.

   e.   Please include the singular form of "Strategies" in its definition.

   f.   The definition of "Vesting Factor" directs readers to the contract specification page for identification of the vesting factors. The vesting factor, however, appears to be disclosed on page 10 of the prospectus. Where information is disclosed in the prospectus, please direct investors to the prospectus disclosure to obtain the information.

   g.   Please add a definition of "Surrender Value."

4.   **Summary (page 4)**

   a.   The calculation of registration fee table refers to the contract as a flexible premium contract and the contract summary refers to the right to make one or more payments, but the prospectus summary refers to the contract as a single premium contract. Please reconcile this inconsistency.

   b.   In the summary of "Access to Your Money Through Withdraws" on page 5, please clarify the statement "You may withdraw some or all of your money at any time prior to the Income Start Date. " For example, does "money" refer to "account value" or "surrender value?"

   Please also advise the contract owner whether amounts withdrawn will be subject to a surrender charge.

   c.   Please briefly describe the right to cancel period and the Guaranteed Withdrawal Benefit Rider in the summary.

5. **Risk Factors (page 6)**

   a.   Please make clear that if you participate in a strategy that permits loss, over multiple terms you may lose more than the floor for that strategy, *e.g.*, if you allocate contract value to the Aggressive Index Strategy, over multiple terms it is possible to lose more than 10% of your investment.

b. Please include a risk factor that an investment in the Indexed Strategies involves risks specific to the relevant underlying asset (in this case the S&P 500) (*e.g.*, market risk) and describe those risks.

c. With respect to the "Change in Index or Adjustment to Index" risk, please explain to the staff why a change to the calculation of an index to a method different from that used by the index provider should not be considered misleading. Please note that the staff may have additional comments.

d. Please include a risk factor disclosing that if the Declared Rate Strategy is unavailable, an investor's contract value may be allocated to another strategy that can subject the investor to losses.

6.   Purchase Payments (page 7)

In the two bullet points following the second paragraph, please insert "more than" before each respective dollar amounts and delete "or more" after the respective dollar amounts to match the "Purchase Payment" disclosure in the Summary on page 4.

7.   Strategy Selections (page 8)

a.   Indexed Strategies (page 9)

Please highlight the last paragraph.

b. The staff finds the order of the narrative to be confusing. Please consider reordering the subsections by removing the "Adjustments for Index Gains and Index Losses" and "Vested Index Gains and Vested index Losses" from their current location and inserting them in between the "Floor" and "Effect of Adjustments" subsections on page 11.

c. The subsection "Discontinuance or Substantial Change to an Index" appearing on page 31 should be included here as well as more detail as to how exactly Index Values will be calculated if an Index change is made during a Term, including what Cap and Bailouts provisions would apply.

d. The subsection "Index Value" on page 10 states that the change in index value does not include dividends. Please expand this discussion further to note that changes in index value over a term are not the same as the total return on an investment in the securities that comprise the S&P 500 because index values do not reflect dividend payments, and that performance based on the change of an index will be lower that the performance of an investment in the securities that comprise the index.

     e. Cap (page 11)

       i. Please explain the factors you use to determine Caps.

       ii. Please disclose whether there is a guaranteed minimum Cap, and if there is none, please provide appropriate risk disclosure as to how that may impact Contract Owners.

       iii. The prospectus states that the cap on an indexed strategy may be higher for a given strategy if the contract is owned with the rider. Please briefly explain under what conditions this may be the case and by how much the cap may be higher so as to permit an investor to make an informed decision regarding whether to purchase the rider. More details should be provided where appropriate on page 24.

     f. Allocations to Default Strategies (page 13)

     Please add disclosure in bold-faced type to the effect that if the Declared Rate Strategy is unavailable, an investor's contract value may be allocated to another strategy that can subject the investor to losses.

     g. Please explain supplementally to the staff how the current index strategy caps, floors, and bailout rates etc. and changes to them will be disclosed to prospective investors. Please note that the staff may have additional comments.

8. Processing Requests (page 16)

     Please revise the second to last paragraph in light of the last paragraph under "Market Days and Market Close" and include a cross-reference to the latter paragraph.

9. Payout Options (page 17)

     a. For each Option, please clarify what happens to payments when an investor dies during the life and/or fixed period and to whom payments are then made to, *i.e.*, "contingent payee" or "beneficiary."

     b. Please also explain what happens to the Guaranteed Withdrawal Benefit Rider on and after the Income Start Date.

10. Non-human Payees under a Payout Option (page 18)

     For clarity, please combine the first and last paragraphs.

11. Death Benefit Amount (page 18)

     Please briefly explain the concept of a "proportional" reduction.

12. **Guaranteed Withdrawal Benefit Rider (page 19)**

    a. When first referencing "the insured" in the first paragraph, please add a cross-reference to the definition on the next page, *e.g.*, "as defined below."

    b. **Adjustment for Strategy Performance (page 20)**

        i. Please include a narrative description of how the Income Base Amount is increased by positive performance.

        ii. Please include the "upside participation rates" in the prospectus.

    c. Please include the complete table of "Rider Income Percentage" (see page 22).

    d. Please revise where appropriate to better explain how Rider Income Payments and Excess Withdrawals impact the Contract Value and Income Base Amount.

In particular, please be clearer as to whether the rider terminates when the Contract Value and/or Income Base Amount go to zero due to Rider Income Payments or Excess Withdrawals.

For example, the second paragraph under "Rider Income Payments" explains that once the Account Value is exhausted, the Rider pays the Rider Income Payments. However, it is unclear what is meant by the last bullet point under "Termination of Rider" on page 23 if that is true.

    e. **Rider Charge (page 22)**

    Please disclose the maximum charge that may be imposed for the Rider.

13. Please confirm that the "Federal Tax Considerations" section beginning on page 25 is current and complete.

14. **Successor Owner (page 29)**

    Please provide the definition of "Spouse" under federal law either here or where most appropriate, *e.g.*, in "Federal Tax Considerations" section beginning on page 25.

15. **Transfer of Ownership & Assignment (pages 29 and 30)**

    Please note that as a condition to relying on rule 12h-7 the request by the contract owner to the registrant to assign or transfer the contract must be in writing.

16. **Misstatement (page 31)**

    Please briefly explain whether, and if so how, over- or under-payments will be adjusted because of a misstatement of age.

17.   Involuntary Termination (page 31)

      a.   Please disclose whether any charges will be imposed if involuntary termination occurs.

      b.   Please disclose how the election of the Guaranteed Withdrawal Benefit Rider will impact the involuntary termination provisions.

      Please provide the same disclosure in the corresponding risk factor on page 6.

18.   Our General Account (page 32

      Please include the first paragraph of the claims-paying risk factor here.

19.   Please confirm all appropriate disclosure has been provided for Items 11(a) and (b), for example, the staff did not see any disclosure in response for segment information per Item 11(a) (Item 101(b) of Reg S-K) or for segments as reported in the financial statements for segments that use the properties Item 11(b) (Item 102 of Reg S-K).

PART II

20.   Item 16 Exhibits

      a.   Please include all applicable exhibits, for example, exhibit 4 does not reflect the two Early Withdrawal waivers (three if California version included) discussed on page 15.

      b.   Please break out the amended articles in exhibit 3(i) as a separate exhibit.

21.   Please provide new powers of attorney such that they "relate to a specific filing" as required by Rule 483(b) under the 1933 Act.

22.   Financial Statements, Exhibits, and Certain Other Information

      Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

23.   Representations

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrants are in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrants request acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Additionally, copies of documents or letters filed on EDGAR may be sent to me at ohm@sec.gov. Mail or deliveries should be addressed to the U.S. Securities & Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,
/s/ Sonny Oh
Sonny Oh
Senior Counsel
Insured Investments Office